United States securities and exchange commission logo





                             March 10, 2021

       Kwanghyun Kim
       President
       Roid Group, Inc.
       10246 Black Mountain Rd.
       San Diego, CA 92126

                                                        Re: Roid Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 23,
2021
                                                            File No. 000-56240

       Dear Dr. Kim:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form 10-12G

       Controls and Procedures, page 35

   1. We note from page 14 that your management performed an evaluation of your disclosure controls and procedures
as of December 31, 2020 and identified weaknesses in your
                                                        internal control over
financial reporting as of that date. Please update this section to
                                                        disclose management   s
conclusions on the effectiveness of your disclosure controls and procedures as well as
your internal control over financial reporting as of December 31,
                                                        2020. In addition,
update to address any changes in internal control during the year ended
                                                        December 31, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Eiko
Yaoita Pyles at (202) 551-3587 or Martin James at (202) 551-3671
 Kwanghyun Kim
Roid Group, Inc.
March 10, 2021
Page 2

if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameKwanghyun Kim
                                                          Division of
Corporation Finance
Comapany NameRoid Group, Inc.
                                                          Office of
Manufacturing
March 10, 2021 Page 2
cc:       Andrew Coldicutt
FirstName LastName